CERTIFICATE OF DESIGNATION
                              ARTICLES OF AMENDMENT

Pursuant to Sections 607.1006 and 607.0602 of the Florida Business Corporation Act, Universal Beverages Holdings Corporation (the "Company") hereby amends its Amended Articles of Incorporation filed on March 12, 1999 as follows:

Article III of the Company's Articles of Incorporation shall be amended by adding the following after the existing provisions of such articles:

         D.       Provisions Relating to Series A 10% Convertible Preferred
                  Stock.

         1. Designation, Amount, Par Value, and Rank. A series of Preferred Stock shall be designated as Series A 10% Convertible Preferred Stock (the "Series A Preferred Stock"), and the number of shares so designated shall be 600,000. Each share cf Series A Preferred Stock shall have a par value of $.01 per share. The Series A Preferred Stock shall rank prior to all classes or series of equity securities of the Company, including the Common Stock.

         2. Dividends. Subject to the limitations described below, holders of the Series A Preferred Stock will be entitled to receive, when, as, and if declared by the Board of Directors out of funds of the Company legally available for payment, cash dividends or at the option of the Board of Directors, Common Stock of the Company pursuant to a formula as hereinafter described, at an annual rate of $ 1.00 per share, payable on December 31 in each year, except that if such date is a Saturday, Sunday or legal holiday, then such dividend shall be payable on the next day that is not a Saturday, Sunday or legal holiday. Dividends will be cumulative from the date of original issuance of the Series A Preferred Stock and will be payable to holders of record as they appear on the stock books of the Company on such record dates as are fixed by the Board of directors. No senior dividend stock may be issued without the approval of holders of a majority of the Series A Preferred Stock.

         Holders of record of our Series A Convertible Preferred Stock of record prior to October 15, 1998, shall be paid a prorated dividend of not less the $1.00 per share for 1999. Holder of record of our Series A Convertible Preferred Stock, of record prior to November 15, 1998, shall receive a prorated dividend of not less that $50 per share for 1998. Holders of our Series A Convertible Preferred Stock of record after November 15, 1998, shall receive a prorated dividend for year 1998 such prorate based on 365 day year.

         In the event that the Board of Directors determines that the dividends shall be paid in Common Stock of the Company, the number of shares shall be determined by dividing the aggregate cash value cf such dividends payable by 70% of the average of the closing bid and asked price per share of Common Stock as reported by the National Association of Securities Dealers Automated Quotation System (NASDAQ) or a similar source selected from time to time by the Company for


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such purpose during the thirty (30) consecutive business days preceding the date that the Board of Directors makes the election to pay the stock dividend.

         The Series A Preferred Stock will have the priority as to dividends over the Common Stock and any other series or class of the Company's stock hereafter issued which ranks junior as to dividends to the Series A Preferred Stock ("Junior Dividend Stock"), and no dividend (other than dividends payable solely in Junior Dividend Stock) may be paid on, and (with certain limited exceptions) no purchases, redemption or other acquisition may be made by the Company of any Junior Dividend Stock unless all accrued and unpaid dividends on the Series A Preferred Stock for all prior periods and the current period have been paid or declared and set aside for payment. The Company also may not pay dividends on any class or series of the Company's stock having parity with the Series A Preferred Stock as to dividends ("Parity Dividend Stock"), unless it has paid or declared and set aside for payment or contemporaneously pays or declares and sets aside for payment all accrued and unpaid dividends for all prior periods on the Series A Preferred Stock and may not pay dividends on the Series A Preferred Stock unless it has paid or declared and set aside for payment or contemporaneously pays or declares and sets aside for payment all accrued and unpaid dividends for all periods on the Parity Dividend Stock. Whenever all accrued dividends are not paid in full on the Series A Preferred Stock or any Parity Dividend Stock, all dividends declared on the Series A Preferred Stock and such Parity Dividend Stock will be declared or made pro rata so that the amount of dividends declared per share of the Series A Preferred Stock and such Parity Dividend Stock will bear the same ratio that accrued and unpaid dividends per share on the Series Preferred Stock and such Parity Dividend Stock bear to each other.

         3. Liquidation Rights. In case of the voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of the Series A Preferred Stock will be entitled to receive the liquidation price per share equal to the redemption price for the period during which the voluntary or involuntary liquidation, dissolution or winding up of the Company occurred, plus an amount equal to any accrued and unpaid dividends to the payment date, before any payment or distribution is made to the holders of Common Stock or any other series or class of the Company's stock hereafter issued which ranks junior as to liquidation rights to the Series A Preferred Stock, but the holders of the shares of the Series A Preferred Stock will not be entitled to receive the liquidation price of such shares until the liquidation price of any other series or class of the Company's stock hereafter issued which ranks senior as to liquidation rights of the Series A Preferred Stock (Senior Liquidation Stock) has been paid in full. No such Senior Liquidation Stock may be issued without the approval of holders of a majority of the shares Series A Preferred Stock and all series or classes of the Company's stock hereafter issued which rank on a parity as to liquidation rights with the Series A Preferred Stock. Holders of Series A Preferred Stock and holders of any series or class of stock which rank on a parity basis as to liquidation rights with the Series A Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock in any distribution (after payment of the liquidation price of any Senior Liquidation Stock) which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation price of the shares of the Series A Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation nor merger of the company with another corporation nor a sale or transfer of all or part

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of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company.

         4. Voting Rights. The holders of the Series A Preferred Stock will have no voting rights except as described below or as required by Florida law. In exercising any such vote, each outstanding share of Series A Preferred Stock will be entitled to one vote except as described below.

         In the event that the Company does not have net earnings before taxes, as determined by Generally Accepted Accounting Principles, of at least two million dollars for the calendar year ending December 31, 1999, then in that event, the holders of the Series A Preferred Stock shall have voting rights along with the holders of the Common Stock whereby each Series A Preferred Stock shall have eight votes.

         So long as any shares of the Series A Preferred Stock are outstanding, the Company will not without the affirmative vote or consent of the holders of at least a majority of the outstanding shares of the Series A Preferred Stock, voting as a class, (i) create, authorize or issue any shares of any other class of Senior Dividend Stock or Senior Liquidation Stock or (ii) amend, alter or repeal, whether by merger, consolidation or otherwise, the Charter, if the amendment, alteration or repeal materially and adversely affects the powers, preferences or special rights of the Series A Preferred Stock. However, any increase in the authorized Series A Preferred Stock of the company or the creation and issuance of any other capital stock of the Company ranking on a parity with or junior to the Series A Preferred Stock will not be deemed to materially and adversely affect such powers, preferences or special rights. In addition, holders of Series A Preferred Stock will not have voting rights with respect to any merger or consolidation involving the amendment, alteration or repeal of the Charter, if such amendment, alteration or repeal does not materially and adversely affect such powers, preferences or special rights.

         5. Conversion Rights. The holders of Series A Preferred Stock will be entitled at any time after one year from the date of issue to convert their shares of Series A Preferred Stock into Common Stock at a floating price, which shall be the lower of (i) 70% of the average of the closing bid and asked price per share of Common Stock as reported by the National Association of Securities Dealers Automated Quotation System (NASDAQ) or a similar source selected from time to time by our Company for such purpose during the thirty (30) consecutive business days preceding the date on which the Preferred Stockholder specifies that a Preferred Stock conversion into shares of Common Stock is to be effected, or (ii) $10 per share, subject to adjustment as described below, except that, with respect to shares of Series A Preferred Stock which the Company has called for redemption or which the holders thereof have elected to convert pursuant to their special conversion rights (the "Special Right") as a result of a business combination or acquisition of shares referred to below in "Special Conversion Rights Upon Corporate Change or Ownership Change," conversion rights in the case of redemption will expire at the close of business on the redemption date (unless the Company defaults in the payment of the redemption price) or, in the case of the Special Right, within 45 days after the notice from the Company of the availability of the Special Right. Notwithstanding, in no event will the conversion price be less than $5.00 per share.

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         The conversion rate is subject to adjustment in certain circumstances, including the payment of a stock dividend on shares of the Common Stock, combinations and subdivisions of the Common Stock, certain reclassifications of the Common Stock, the issuance to the Company's stockholders of rights or warrants to subscribe for or purchase shares of Common Stock at a price per share less than the then current market price (determined as provided in the Designation) of the Common Stock, and certain cash dividends and distributions of evidence of indebtedness or assets to holders of certain of the Company's capital stock. No adjustment in the conversion rate is required unless it would result in at least 1% increase or decrease in the conversion rate, however, any adjustment not made is carried forward. The conversion rate may also be adjusted pursuant to the Special Right as set forth in the "Special Conversion Rights Upon Corporate Change or Ownership Change."

         In the case of any consolidation or merger of the Company with any other corporation (other than a wholly owned subsidiary), or in the case of a sale or transfer of all or substantially all of the assets of the Company, or in the case of any share exchange whereby the Common Stock is converted into other securities or property, the Company will be required to make appropriate provision's so that the holder of each share of Series A Preferred Stock then outstanding will have the right thereafter to convert such share of Series A Preferred Stock into the kind and amount of shares of stock and other securities and property receivable by the common stockholder upon such consolidation, merger, sale, transfer or share exchange.

         In connection with the foregoing adjustments, no fractional shares will be issued and, in lieu of any fractional share, cash in an amount based on the then applicable market value as defined below of the Common Stock will be paid.

         The holder of record of a share of Series A Preferred Stock on a record date with respect to the payment of a dividend on the Series A Preferred Stock shall be entitled to receive such dividend on such share of Series A Preferred Stock on the corresponding dividend due date, notwithstanding the conversion thereof after such record date or default by the Company in the payment of the dividend payable on such dividend due date. However, shares of Series A Preferred Stock surrendered for conversion during the period from the close of business on any record date for the payment of a dividend on the Series A Preferred Stock to the opening of business on the corresponding dividend due date (except a share of Series A Preferred Stock called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the dividend payable on such dividend due date. Holders of record of shares of Series A Preferred Stock on a record date with respect to the payment of a dividend on the Series A Preferred Stock who convert such shares on or after the corresponding dividend due date will receive the dividend payable by the Company on such date and need not include payment in the amount of such dividend upon surrender of such shares br conversion. Except as aforesaid, no payment or adjustment is to be made on conversion for dividends accrued on the shares of Series A Preferred Stock or for dividends on Common Stock issued on conversion.

         6. Redemption. The Series A Preferred Stock shall be redeemable in whole or in part from time to time at any time after the twenty-fourth month following the Series A Preferred Stock Issuance Date, at the option of the Board of Directors of the Company, upon giving the Preferred Stockholders 30 days written notice of our intention to redeem at $10.00 per share, plus an amount

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equal to all unpaid accumulated dividends thereon. All Series A Preferred Stock so redeemed shall be canceled and retired in such manner as maybe proscribed by law and no Series A Preferred Stock so redeemed shall be reissued.

         7. Other Provisions. The shares of Series A Preferred Stock, when issued, will be duly and validly issued, fully paid and non-assessable. The holders of the shares of the Series A Preferred Stock will have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into carrying rights or options to purchase any such shares.

         The foregoing Amendment to Articles of Incorporation was adopted by all of the Directors of the corporation on September 15, 1998.

         IN WITNESS WHEREOF, the undersigned, being President of the corporation, has executed these Articles of Amendment this 15th day of September, 1998.

/s/ Cydelle Mendius
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Cydelle Mendius, President